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                             January 11, 2021

       Nicolas Petruska
       Chief Financial Officer
       Hennessy Capital Investment Corp. V
       3415 N. Pines Way, Suite 204
       Wilson, Wyoming 83014

                                                        Re: Hennessy Capital
Investment Corp. V
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 5,
2021
                                                            File No. 333-251609

       Dear Mr. Petruska:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 5, 2021

       The Offering
       Founder Shares, page 15

   1. We note that the anchor investor will purchase founder shares from the sponsor. Please explain the impact this
will have on the amount of votes that will be required from public shareholders to approve
the business combination.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Refer to Rules 460 and
461 regarding requests for acceleration. Please allow adequate
 Nicolas Petruska
Hennessy Capital Investment Corp. V
January 11, 2021
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameNicolas Petruska                           Sincerely,
Comapany NameHennessy Capital Investment Corp. V
                                                             Division of
Corporation Finance
January 11, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName